March 2, 2005
via U.S. mail

Joyce E. Mims, Esq.
Vice President & General Counsel
Ryerson Tull, Inc.
2621 West 15th Place
Chicago, Illinois 60608


RE:	Ryerson Tull, Inc.
	Ryerson Tull Procurement Corporation
	Form S-3 filed January 26, 2005
	File No. 333-122316

Dear Ms. Mims:

      	We have limited our review of the above filing to Items 503, 507 and 508 of Regulation S-K. We have the following comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
General
1. We direct your attention to Rule 3-01 of Regulation S-X. While in registration, please monitor your need to update the audited financial statements incorporated by reference to your registration statement. In this regard, please confirm whether or not you meet the requirements set forth in Rule 3-01(c) of Regulation S-X pertaining to your ability to include the financial statements specified in Rule 3-01(b) of Regulation S-X. We may have further comments.
Risk Factors, page 3
	Risks Related to the Notes and the Common Stock, page 8

      	The conditional conversion..., page 13

2. This risk factor is vague in its references to "specified" or "specific" conditions that holders must comply with in order to convert their notes. Please supplement the discussion in this risk
factor so that you clarify briefly what such conditions are and provide a cross-reference to the more detailed discussion regarding
the terms of conversion that appears on page 25 of the prospectus. Selling Securityholders, page 57
3. We note that it appears the aggregate dollar value of the notes (and the number of underlying shares) issued to named persons does not equate to the aggregate dollar amount (and number of shares)
registered.   Please include a separate line item in your Selling
Securityholder table that aggregates the dollar value of (or number
of) offered securities attributable to unnamed selling securityholders. Further, please state that these securityholders cannot use the prospectus to sell shares. Also, indicate that you will file a post-effective amendment that contains the information required by Item 507 of Regulation S-K for all the unnamed securityholders.
4. Please identify in the Selling Securityholder table the natural persons who exercise voting and/or investment power over each listed entity. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available
Telephone Interpretations.
Plan of Distribution, page 59
5. Please identify any selling securityholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling securityholder is a registered broker-dealer, please revise your disclosure to indicate that such selling securityholder is an underwriter, unless such selling securityholder received its notes or shares as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling securityholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling securityholder is an underwriter.
Additional Information, page 61
6. Please ensure you update, at the time of filing of your next amendment, the list of filings specifically incorporated by reference to the prospectus.
Closing Comments
	Please amend the above filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that :

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please direct all questions relating to the above to Mellissa Campbell Duru, at (202) 942-1930, or in her absence, to Tangela
Richter, Legal Branch Chief at (202) 942-1837. Direct all correspondence to the following ZIP code: 20549-0405.
								Sincerely,



								H. Roger Schwall
								Assistant Director

via facsimile
Phillip J. Niehoff
Mayer, Brown, Rowe & Maw LLP
 (312) 706-8180

cc:	H.R. Schwall
      T.Richter
      M.Duru
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE